Filed by OmniLit Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

OmniLit Acquisition Corp. (Nasdaq: OLIT) Announces Effectiveness of Registration Statement and October 31, 2023 Annual Meeting of Stockholders to Approve Business Combination with Syntec Optics, Inc.

MIAMI BEACH, FLORIDA (October 6, 2023) – OmniLit Acquisition Corp. (“OmniLit”) (Nasdaq: OLIT), a publicly traded special purpose acquisition company, today announced that OmniLit’s registration statement on Form S-4, relating to the previously announced business combination between OmniLit and Syntec Optics, Inc. (“Syntec Optics”), has been declared effective by the U.S. Securities and Exchange Commission. Syntec Optics is a leading optics and photonics company for scientific and technical instruments, and aerospace and defense. Syntec Optics’ mission is to provide a U.S.-based scalable platform of optics and photonics manufacturing that keeps American soldiers out of harm’s way, offers doctors technologically advanced tools for patient care, and delivers photonics-enabled precision to consumer products and services.

OmniLit will mail the definitive proxy statement/prospectus (the “Proxy Statement”) to stockholders of record as of the close of business on October 6, 2023. The Proxy Statement contains a notice and voting instruction form or a proxy card relating to the special meeting of OmniLit’s stockholders (the “Annual Meeting”).

The Annual Meeting to approve the proposed business combination is scheduled to be held on October 31, 2023 at 11:00 a.m. Eastern Time via a virtual meeting format at https://www.colonialstock.com/omnilitacquisition. If the proposals at the Annual Meeting are approved, the parties anticipate that the business combination will close and the combined entity will commence trading on the Nasdaq under the new ticker symbols “OPTX” and “OPTXW” shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, OmniLit requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible and, if by internet, no later than 11:59 p.m. Eastern Time on October 30, 2022, to ensure that the stockholder’s shares will be represented at the Annual Meeting. Stockholders who hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any OmniLit stockholder does not receive the Proxy Statement, such stockholder should (i) confirm his or her Proxy Statement’s status with his or her broker or (ii) contact Colonial Stock Transfer, OmniLit’s proxy solicitor, for assistance at 801-355-5740.

About Syntec Optics

Syntec Optics, headquartered in Rochester, NY, is one of the largest custom optics and photonics manufacturers in the United States. Operating for more than two decades, Syntec Optics runs a state-of-the-art, nearly 90, 000 sq. ft. manufacturing facility with extensive core capabilities of various optics manufacturing processes both horizontally and vertically integrated to provide competitive advantage for OEM customers. Syntec Optics focuses on mission-critical optics components and sub-systems for the defense, bio-medical, and consumer end-markets. To learn more, visit www.syntecoptics.com.

About OmniLit Acquisition Corp.

OmniLit Acquisition Corp. (OmniLit) is a blank check company concentrated on identifying high quality businesses with optics and photonics capabilities for a business combination. To learn more, visit www.omnilitac.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including statements as to the transactions contemplated by the business combination, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Syntec Optics, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Syntec Optics) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Actual results could differ materially from the forward-looking statements made in this press release. Factors that might cause these differences include but are not limited to: unanticipated technical and other challenges that arise with the product manufacturing; unanticipated technical or other delays with the product; customer and strategic partner responses; potential future changes to the pricing or other terms; and potential unforeseen costs or expenses of providing the products and services. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Syntec Optics and its management, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to statements with respect to OmniLit’s search for an initial business combination and OmniLit’s ability to enter into a business combination agreement with a counterparty, the risk that the transaction may not be completed, and the other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OmniLit’s Form S-4 (File No. 333-271822) filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. Syntec Optics or OmniLit undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Additional Information and Where to Find It

This press release relates to a proposed transaction between OmniLit and Syntec Optics. OmniLit has filed a registration statement on Form S-4 with the SEC, which is subject to change and includes a document that serves as a prospectus and proxy statement of OmniLit, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to all OmniLit stockholders. OmniLit has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of OmniLit are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OmniLit through the website maintained by the SEC at www.sec.gov.

The documents filed by OmniLit with the SEC also may be obtained by contacting OmniLit Acquisition Corp. by emailing info@omnilitac.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Syntec Optics, OmniLit and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from OmniLit’s shareholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination are contained in the definitive proxy statement/prospectus. You may obtain free copies of these documents free of charge by directing a written request to OmniLit or Syntec Optics. The definitive proxy statement will be mailed to OmniLit’s shareholders as of a record date to be established for voting on the proposed business combination when it becomes available.

No Offer or Solicitation

This press release and the information contained therein are not intended to and do not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

For further information, please contact:

Skylar Jacobs

Chief Operating Officer

info@omnilitac.com

SOURCE: OmniLit Acquisition Corp. (Nasdaq: OLIT)